UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 3 March, 2011

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated February 7, 2011 entitled ‘Nexus S: Coming soon to Vodafone Stores’

2.	A news release dated February 11, 2011 entitled ‘Vodafone launches Webbox – an Innovative Plug and Play Keyboard, bringing Internet to your Television’

3.	A news release dated February 14, 2011 entitled ‘Vodafone Refreshes Own-brand Ultra Low Cost and Feature Phone Ranges’

4.	A news release dated February 16, 2011 entitled ‘Vodafone and the Vodafone Foundation Partner with Télécoms Sans Frontières (tsf) to help bring Emergency Mobile Communications to Disaster Zones ’

5.	A news release dated February 21, 2011 entitled ‘Luxottica chooses Vodafone to Manage its Global Mobile Telecommunications’

6.	Stock Exchange Announcement dated February 1, 2011 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated February 2, 2011 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated February 3, 2011 entitled ‘Transactions in Own Securities’

9.	Stock Exchange Announcement dated February 4, 2011 entitled ‘Transactions in Own Shares – Share Purchases’

10.	Stock Exchange Announcement dated February 7, 2011 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated February 8, 2011 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated February 9, 2011 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated February 10, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial responsibility or Connected Persons’

14.	Stock Exchange Announcement dated February 10, 2011 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated February 11, 2011 entitled ‘Transactions in Own Securities’

16.	Stock Exchange Announcement dated February 14, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial responsibility or Connected Persons’

17.	Stock Exchange Announcement dated February 14, 2011 entitled ‘Transactions in Own Securities ’

18.	Stock Exchange Announcement dated February 15, 2011 entitled ‘Transactions in Own Securities’

19.	Stock Exchange Announcement dated February 16, 2011 entitled ‘Transactions in Own Securities’

20.	Stock Exchange Announcement dated February 17, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial responsibility or Connected Persons’

21.	Stock Exchange Announcement dated February 17, 2011 entitled ‘Transactions in Own Securities’

22.	Stock Exchange Announcement dated February 18, 2011 entitled ‘Transactions in Own Securities’

23.	Stock Exchange Announcement dated February 21, 2011 entitled ‘Transactions in Own Securities’

24.	Stock Exchange Announcement dated February 22, 2011 entitled ‘Transactions in Own Securities’

25.	Stock Exchange Announcement dated February 23, 2011 entitled ‘Transactions in Own Securities’

26.	Stock Exchange Announcement dated February 25, 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

NEXUS S: COMING SOON TO VODAFONE STORES

Monday 7 February, 2011 - Vodafone today announced that Nexus STM will soon be available in Vodafone stores around the world. The world’s first handset to come powered by the latest version of the AndroidTM platform known as Gingerbread, Nexus S is packed with GoogleTM’s powerful technology and the latest Samsung hardware features.

Patrick Chomet, Vodafone’s Group Director of Terminals, said: “It’s great news that our customers will very soon be able to get Google’s Nexus S direct through our stores. At Vodafone we work closely with our partners across the industry to offer our customers a leading smartphone range that includes the latest innovations in product and user experience.”

DJ Lee, Executive Vice President and Head of Sales & Marketing Team at Samsung’s Mobile Communications Business, said: “I am very pleased to introduce this amazing mobile experience to Vodafone’s customers. Nexus S integrates Samsung’s best-in-class hardware and technology with Android’s stunning new features and user experiences. Nexus S enables users to enjoy the latest mobile technology and faster multimedia content with an intuitive user experience.”

- ends -

Further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

VODAFONE LAUNCHES WEBBOX – AN INNOVATIVE PLUG AND PLAY KEYBOARD, BRINGING INTERNET TO YOUR TELEVISION

Friday 11 February, 2011. Vodafone today announces the launch of the Vodafone Webbox, the first device of its kind, bringing affordable internet access to a customer’s existing television set, just by plugging in a keyboard.

The Webbox is a Vodafone innovation developed specifically for customers in emerging markets, where technology and cost barriers often exclude many from enjoying affordable, ready internet access at home or in the workplace. A sleek, black, 14 x 25cm QWERTY keyboard, the Webbox uses standard RCA connectors to plug into the television. With no set-up required, the plug and play keyboard converts any standard domestic television into an internet portal.

Patrick Chomet, Vodafone’s Group Director of Terminals said: “The Webbox is a simple yet very innovative product. It has the potential to make a powerful difference in the lives of people in emerging markets who have limited access to the internet, but where TV penetration is typically very high. The simplicity of the product is striking – it brings the internet to the TV, be that at home for the family, in schools for education or in small businesses to assist local economic growth.”

The Webbox home screen allows the customer to navigate easily between the core services: Opera Mini 5.1 internet access; SMS and email messaging; internet search and media services including FM radio and a photo gallery tool, as well as a music player.

The Webbox Opera Mini browser runs over the 2.5G and EDGE mobile networks, compressing data by around 90% and so serving fast-loading internet pages. The browser homepage comes with bookmarks such as news, sport and social networking sites as well as locally relevant apps such as a job search and application service. In addition, the portal comes with some games, a dictionary and a basic text editor.

In South Africa, Vodacom has today announced that they will start selling the Webbox from next week. Other markets across Vodafone’s emerging market footprint will launch in 2011.

- ends -

Further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

VODAFONE REFRESHES OWN-BRAND ULTRA LOW-COST AND FEATURE PHONE RANGES

Handsets further widen participation in mobile data services

Monday 14 February, 2011. Vodafone today announces the design and service refresh of three own-brand handsets, each of which plays a role in extending access to a range of mobile and data services in emerging markets, including money transfer, the mobile internet and a localised content offering. The handsets are due in market from Spring 2011.

•      The Vodafone 252 is a refresh of last year’s successful ultra-low cost handset. With the same feature set of colour display and standard voice and text functions, the phone now comes with M-PESA preloaded, providing customers in relevant markets with a reliable and easy-to-use mobile payment experience.

•      The Vodafone 351 is the most affordable mobile internet phone in Vodafone’s own-brand portfolio, and comes with pre-loaded Opera Mini to check mail and surf the internet, an FM radio, a camera, plus 2MB of onboard memory which can be supplemented via a Micro SD card.

•      The Vodafone 455 is an entry-price, touchscreen phone with a contemporary design. Also running Opera Mini for internet browsing, the phone has a 2.4” colour screen, a 1.3MP camera, FM radio and a music player.

Patrick Chomet, Vodafone’s Group Director of Terminals said: “The Vodafone branded handset programme allows us to extend our services to places of real need. Across the world we are seeing significant changes in how people use their mobile phones to access the internet and other data services – but those changes are not evenly distributed - data penetration in India is at just 6% compared to 37% in Europe. By lowering the price and technology barriers to access, the handsets we’re announcing today will let many more customers in emerging markets participate in and benefit from next generation mobile services.”

The Opera Mini browser is one of the cornerstones of Vodafone’s data strategy for emerging markets and for pre-pay feature phones in Europe. It is able to run over lower capacity mobile networks, compressing data by around 90% to serve fast-loading and thereby affordable internet pages. The browser homepage typically has bookmarked websites such as news, sport and social networking sites as well as locally relevant applications such as job search. The Vodafone Opera Mini service has been rolled out across 20 markets, preloaded onto 32 different handsets and downloaded 9 million times.

Handsets like the Vodafone 252 are helping to build on the success of the award-winning M-PESA mobile payments service which was launched by Vodafone in 2007, and which now transfers over half a billion US$ per month. Simple, fast, affordable and secure the service is currently active in Kenya, Tanzania, South Africa, Afghanistan, Qatar and Fiji and will soon be available in India; 20 million customers across the world are registered to use their mobile phones to transfer money.

– ends –

Further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

VODAFONE AND THE VODAFONE FOUNDATION PARTNER WITH TÉLÉCOMS SANS FRONTIÈRES (TSF) TO HELP BRING EMERGENCY MOBILE COMMUNICATIONS TO DISASTER ZONES

•     The Vodafone Foundation agrees 3 year partnership to provide financial support to TSF

•     Vodafone to provide technical expertise and innovative mobile solutions, including a trial of Vodafone’s instant network

The Vodafone Foundation is deepening its partnership with disaster relief agency Télécoms sans Frontières (TSF) to help bring emergency mobile communications to disaster zones.

Télécoms sans Frontières specialises in bringing wireless communications to affected areas to help humanitarian relief agencies coordinate their efforts and to enable displaced families to make a three minute call to reassure loved ones.

Under the three-year partnership, the Vodafone Foundation will give the agency financial support of €1 million towards its core costs. Vodafone will also be on-hand to provide TSF with innovative mobile equipment for use in emergency situations alongside technical expertise from its employees.

Vodafone has sealed the partnership by designing and trialling a portable mobile network that could help relief workers to reach victims more quickly. In the wake of a humanitarian disaster, the first few days are critical in establishing an effective relief effort. One of the major challenges facing relief agencies operating in these chaotic conditions is the lack of an effective communications network to get help where it is most needed.

To help solve this problem, Vodafone experts, working alongside Huawei at its Mobile Innovation Centre in Madrid, have developed a prototype portable GSM network that can be set up to handle free local calls among relief workers in less than 40 minutes.

Thanks to its innovative design, the prototype can be packed into three suitcases which can be transported on commercial flights, avoiding the inevitable delays that surround cargo deliveries of bulkier equipment.

Vodafone, in collaboration with Télécoms Sans Frontières and Huawei, recently ran trials of the prototype in a simulated emergency situation in the Pyrenees in Spain. The organisations are now evaluating the technology to see how effectively it could be used in real operations.

“Once a disaster has occurred it is important to get a communications network up and running as quickly as possible to accelerate the benefits of aid relief,” said Andrew Dunnett, Director of the Vodafone Foundation. “We want to use our expertise and our experience to help Télécoms Sans

Frontières empower both aid workers and victims in disaster zones across the world. This trial is a good example of how Vodafone and the Vodafone Foundation are determined to bring more than just money to the partnership.”

“Télécoms Sans Frontières has operations in nearly 60 countries worldwide that serve millions of victims and support more than 550 humanitarian organisations. We have helped out in emergencies such as the Tsunami in Indonesia and the floods in Thailand, Pakistan and Colombia,” said Jean-François Cazenave, President of Télécoms Sans Frontières. “Vodafone has committed to give us access to their people, access to their partners as well as access to their innovation. Vodafone’s support will help us to vastly improve our global humanitarian relief capabilities. ”

For more information about Télécoms Sans Frontières, go to: www.tsfi.org/

For more information about the Vodafone Foundation, go to:

http://www.vodafone.com/content/index/about/foundation/about_foundation.html

Notes to Editors:

The ultra-portable GSM/EDGE prototype network comprises three suitcase-sized boxes weighing less than 100Kg that can be transported by plane anywhere in the world in less than 24 hours. Once in the disaster zone, it can be set up to provide instant mobile coverage in less than 40 minutes.

In local mode, the instant network works completely independently from any other network, offering voice and SMS services.

The prototype instant network has been developed for specific emergency situations or remote rural applications in emerging markets and can support 500 users or rescue workers, scalable up to 12,000 users. The network is designed to work with any GSM capable mobile handset.

This solution includes a green base station with ultra low consumption that can be powered by any conventional energy source or alternative green power sources such as solar panels or windmills making it 100% self-sustainable. It also supports intelligent energy management that greatly enhances battery life and limits the requirements for on-site power generation.

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

LUXOTTICA CHOOSES VODAFONE TO MANAGE ITS GLOBAL

MOBILE TELECOMMUNICATIONS

Milan and London, 21 February 2010 – Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in premium fashion, luxury and sports eyewear with a strong brand portfolio including Ray-Ban and Oakley and with over 6,300 optical and sun retail stores across the world, today announced that it has selected Vodafone to manage its mobile voice and data services in 24 countries around the world.

Under the two and half year agreement, Vodafone Global Enterprise, the business within Vodafone which manages the communications needs of its largest multinational customers, will supply Luxottica’s global wholesale and retail workforce with over 5,000 mobile connections, devices and a range of managed mobile services.

The agreement will make it simpler for Luxottica to manage its global mobile communications more cost effectively.

“This is an important agreement with one of the world’s biggest telecommunications companies”, commented Andrea Guerra, Chief Executive Officer of Luxottica Group. “We required simplicity and functionality and Vodafone has focused on this need to deliver worry-free business communications services. We believe that Vodafone is the right partner to help us succeed in an increasingly connected world”.

“Multinationals like Luxottica are increasingly looking for ways to streamline and simplify the management of their mobile services while driving greater cost efficiencies,” said Vittorio Colao, Chief Executive, Vodafone Group. “Our fully managed services enable customers to identify cost savings and drive operational efficiency at the same time as providing employees with first class telecommunications. This in turn will enable Luxottica to compete at the highest level and keep a sharper focus on the world of fashion eyewear.”

About Luxottica Group S.p.A.

Luxottica Group is a leader in premium fashion, luxury and sports eyewear, with over 6,300 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well-balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph

Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants, two wholly-owned plants in China and a sports sunglass production facility in the U.S. In 2009, Luxottica Group posted consolidated net sales of Euro 5.1 billion. Additional information about the Group is available at www.luxottica.com.

Luxottica Group - Media & Investor relations contacts

IVAN DOMPÉ, GROUP CORPORATE COMMUNICATIONS DIRECTOR + 39 (02) 8633 4726

ALESSANDRA SENICI, GROUP INVESTOR RELATIONS DIRECTOR + 39 (02) 8633-4038

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It operates across five regions: Northern Europe; Central Europe; Southern Europe; the Americas; Asia Pacific and Africa, with teams based in 21 countries across the globe. Vodafone was positioned by Gartner in the leaders’ quadrant in its ‘Magic Quadrant for Pan-Western European Mobile Service Providers’ report 2009, and Vodafone Global Enterprise won the ‘Best Mobile Enterprise Service’ category at the 2009 Global Mobile Awards at Mobile World Congress.

www.vodafone.com/globalenterprise

For further information please contact:

Vodafone Group Media Relations

Tel: +44-1635 664 444

Email: groupmediarelations@vodafone.com

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	1 February 2011

Number of ordinary shares purchased:	9,300,000

Highest purchase price paid per share:	177.75p

Lowest purchase price paid per share:	174.85p

Volume weighted average price per share:	176.1247p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 861,589,519 shares at a cost (including dealing and associated costs) of £1,455,540,875.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 February 2011

Number of ordinary shares transferred:	373,477

Highest transfer price per share:	179.05p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,377,078,644 of its ordinary shares in treasury and has 51,933,578,955 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 7 January 2011, as announced by Vodafone on 10 January 2011.

Ordinary Shares

Date of purchase:	2 February 2011

Number of ordinary shares purchased:	12,800,000

Highest purchase price paid per share:	179.85p

Lowest purchase price paid per share:	176.9p

Volume weighted average price per share:	177.897p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 874,389,519 shares at a cost (including dealing and associated costs) of £1,478,430,100.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 February 2011

Number of ordinary shares transferred:	561,547

Highest transfer price per share:	175.35p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,389,317,097 of its ordinary shares in treasury and has 51,921,342,682 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	3 February 2011

Number of ordinary shares purchased:	15,900,000

Highest purchase price paid per share:	177p

Lowest purchase price paid per share:	174.95p

Volume weighted average price per share:	175.691p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 890,289,519 shares at a cost (including dealing and associated costs) of £1,506,510,231.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 February 2011

Number of ordinary shares transferred:	384,406

Highest transfer price per share:	177p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,404,832,691 of its ordinary shares in treasury and has 51,905,827,088 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SHARES

VODAFONE GROUP PLC

SHARE PURCHASES

Vodafone Group Plc (‘Vodafone’) announces today that on 4 February 2011 it gave irrevocable instructions to Deutsche Bank AG London, Citigroup Global Markets U.K. Equity Limited, UBS Limited and J.P. Morgan Cazenove to purchase Vodafone shares on Vodafone’s behalf during the period from 7 February 2011 until the earlier of the completion of the £2.8bn share repurchase programme or the publication of Vodafone’s preliminary results announcement for the year ending 31 March 2011 due to be announced on 17 May 2011 (the “Period”). The purchase of shares in the Period pursuant to the irrevocable instructions will be effected in accordance with the authority granted to Vodafone at its Annual General Meeting on 27 July 2010.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 February 2011

Number of ordinary shares transferred:	648,830

Highest transfer price per share:	177.1p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,404,183,861 of its ordinary shares in treasury and has 51,906,475,918 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	8 February 2011

Number of ordinary shares	7,000,000
purchased:

Highest purchase price paid per	178.9 p
share:

Lowest purchase price paid per	176.75p
share:

Volume weighted average price per	177.84p
share:

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 897,289,519 shares at a cost (including dealing and associated costs) of £1,519,023,766.

Following the purchase of these shares, Vodafone holds 5,411,183,861 of its ordinary shares in treasury and has 51,899,475,918 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	9 February 2011

Number of ordinary shares purchased:	8,100,000

Highest purchase price paid per share:	180.5p

Lowest purchase price paid per share:	179.15p

Volume weighted average price per share:	179.891p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 905,389,519 shares at a cost (including dealing and associated costs) of £1,533,670,708.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 February 2011

Number of ordinary shares transferred:	472,631

Highest transfer price per share:	179.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,418,811,230 of its ordinary shares in treasury and has 51,891,848,549 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces today that it was advised on 9 February 2011 by Computershare Investor Services Plc that, on 4 February 2011, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 290 Ordinary Shares at the price of 179.47p through reinvestment of dividend income.  As a result of the above, Mr Vandevelde now has an interest in 73,772 Ordinary Shares.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	10 February 2011

Number of ordinary shares purchased:	9,300,000

Highest purchase price paid per share:	180.65p

Lowest purchase price paid per share:	178.65p

Volume weighted average price per share:	179.8483p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 914,689,519 shares at a cost (including dealing and associated costs) of £1,550,483,575.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 February 2011

Number of ordinary shares transferred:	786,689

Highest transfer price per share:	179.6p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,427,324,541 of its ordinary shares in treasury and has 51,883,575,238 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	11 February 2011

Number of ordinary shares purchased:	6,800,000

Highest purchase price paid per share:	180.85p

Lowest purchase price paid per share:	178.5p

Volume weighted average price per share:	179.6413p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 921,489,519 shares at a cost (including dealing and associated costs) of £1,562,762,706.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 February 2011

Number of ordinary shares transferred:	2,087,517

Highest transfer price per share:	180.1p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,432,037,024 of its ordinary shares in treasury and has 51,879,025,985 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and persons discharging managerial responsibility of the Company:

The Company was advised on 11 February 2011 by HSBC Trustee (CI) Limited that on 11 February 2011, Sir John Bond, Chairman of the Company, acquired an interest in 5,828 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 181.2647p per share through reinvestment of dividend income. Following this transaction, Sir John’s total interest in the Company is 376,505 Ordinary Shares.

In addition, the Company was notified on 14 February 2011 by Computershare Trustees Limited that on 4 February 2011 the following individuals acquired an interest in the following number of Ordinary Shares at the price of 179.47p per share through reinvestment of dividend pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes*	76
Andrew Halford*	354
Matthew Kirk	165
Ronald Schellekens	56

As a result of the above, interests in Ordinary Shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Michel Combes*	670,021
Andrew Halford*	2,335,346

* Denotes Director of the Company.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	14 February 2011

Number of ordinary shares purchased:	9,600,000

Highest purchase price paid per share:	182p

Lowest purchase price paid per share:	179.35p

Volume weighted average price per share:	180.5797p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 931,089,519 shares at a cost (including dealing and associated costs) of £1,580,188,504.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 February 2011

Number of ordinary shares transferred:	976,295

Highest transfer price per share:	180.65p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,440,660,729 of its ordinary shares in treasury and has 51,870,402,280 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	15 February 2011

Number of ordinary shares purchased:	7,000,000

Highest purchase price paid per share:	180.3p

Lowest purchase price paid per share:	178.75p

Volume weighted average price per share:	179.3806p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 938,089,519 shares at a cost (including dealing and associated costs) of £1,592,810,441.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 February 2011

Number of ordinary shares transferred:	984,234

Highest transfer price per share:	180p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,446,676,495 of its ordinary shares in treasury and has 51,864,386,514 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	16 February 2011

Number of ordinary shares purchased:	8,100,000

Highest purchase price paid per share:	182.9p

Lowest purchase price paid per share:	179p

Volume weighted average price per share:	181.8246p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 946,189,519 shares at a cost (including dealing and associated costs) of £1,607,614,819.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 February 2011

Number of ordinary shares transferred:	1,180,785

Highest transfer price per share:	180p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,453,595,710 of its ordinary shares in treasury and has 51,857,467,299 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company was advised on 16 February 2011 by UBS Wealth Management that on 14 February 2011, John Buchanan, Deputy Chairman of the Company, acquired an interest in 3,440 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 179.47p per share through reinvestment of dividend income.  Following this transaction, Mr Buchanan’s total interest in the Company is 222,223 Ordinary Shares.

In addition, the Company was notified on 16 February 2011 by Computershare Trustees Limited that on 10 February 2011 the following individuals acquired an interest in the following number of Ordinary Shares at the price of 179.95p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes*	138
Andrew Halford*	138
Matthew Kirk	138
Ronald Schellekens	138

As a result of the above, interests in Ordinary Shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Michel Combes	670,159
Andrew Halford	2,335,484

* Denotes Director of the Company.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	17 February 2011

Number of ordinary shares purchased:	6,900,000

Highest purchase price paid per share:	182.75p

Lowest purchase price paid per share:	180.5p

Volume weighted average price per share:	181.7003p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 953,089,519 shares at a cost (including dealing and associated costs) of £1,620,217,335.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 February 2011

Number of ordinary shares transferred:	1,275,256

Highest transfer price per share:	179.55p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,459,220,454 of its ordinary shares in treasury and has 51,851,892,555 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 February 2011

Number of ordinary shares transferred:	444,852

Highest transfer price per share:	182.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,458,775,602 of its ordinary shares in treasury and has 51,852,337,407 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	21 February 2011

Number of ordinary shares purchased:	4,100,000

Highest purchase price paid per share:	182.75p

Lowest purchase price paid per share:	179.2p

Volume weighted average price per share:	180.6807p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 957,189,519 shares at a cost (including dealing and associated costs) of £1,627,663,766.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 February 2011

Number of ordinary shares transferred:	250,261

Highest transfer price per share:	180.75p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,462,625,341 of its ordinary shares in treasury and has 51,848,487,748 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	22 February 2011

Number of ordinary shares purchased:	8,700,000

Highest purchase price paid per share:	179.75p

Lowest purchase price paid per share:	176.65p

Volume weighted average price per share:	178.0979p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 965,889,519 shares at a cost (including dealing and associated costs) of £1,643,238,856.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 February 2011

Number of ordinary shares transferred:	424,207

Highest transfer price per share:	181.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,470,901,134 of its ordinary shares in treasury and has 51,840,211,955 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	23 February 2011

Number of ordinary shares purchased:	11,800,000

Highest purchase price paid per share:	177.35p

Lowest purchase price paid per share:	175.5p

Volume weighted average price per share:	176.3838p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 977,689,519 shares at a cost (including dealing and associated costs) of £1,664,160,374.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 February 2011

Number of ordinary shares transferred:	54,239

Highest transfer price per share:	179.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,482,646,895 of its ordinary shares in treasury and has 51,828,466,194 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	25 February 2011

Number of ordinary shares	9,300,000
purchased:

Highest purchase price paid per	175.6p
share:

Lowest purchase price paid per	173.75p
share:

Volume weighted average price per	174.7338p
share:

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 986,989,519 shares at a cost (including dealing and associated costs) of £1,680,495,120.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 February 2011

Number of ordinary shares transferred:	404,908

Highest transfer price per share:	178.4p

Lowest transfer price per share:	164.49p

Following the above transactions, Vodafone holds 5,491,541,987 of its ordinary shares in treasury and has 57,311,113,259 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 51,819,571,272 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 51,819,571,272. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 3 March, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and
Company Secretary